March 13, 2008

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington DC 20549-0404

Attn:                    Ms. Kathleen Collins
Accounting Branch Chief

Re:                               Lawson Software, Inc.
Form 10-K for Fiscal Year Ended May 31, 2007
Filed July 30, 2007
Form 10-Q for Quarter Ended November 30, 2007
Filed January 8, 2008
Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008
File No. 000-51942

Dear Ms. Collins:

Enclosed for filing on behalf of Lawson Software, Inc. (the “Company”) is our response to the comments received from the Staff of the Commission by letter dated February 28, 2008. The text of the staff’s comments has been included in this letter and we have numbered each response to correspond with the Staff’s comments to facilitate your review.

Form 10-K for Fiscal Year Ended May 31, 2007

Consolidated Statements of Operations, page F-4

1.              We note from your disclosures on page F-10 that for software arrangements that includes a software license and services that are considered essential to the functionality of your software products, revenue is recognized using contract accounting and the percentage of completion method based on labor hours input. Tell us how you classify revenues from these arrangements, as well as arrangements where VSOE of fair value for any undelivered elements has not been established, in your statement of operations (license fees, maintenance, or consulting) and your justification for your presentation. Absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the statement of operations, your presentation should include separate revenue, and related cost of revenue, line items for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Response:

In most situations, the consulting services element of the arrangement is priced on a time and materials basis.  For these transactions, it is our policy to present revenue (license fees, maintenance, consulting) in the statement of operations by allocating the arrangement fee first to the undelivered elements (maintenance and consulting services)

using vendor-specific objective evidence of fair value (“VSOE”) with the remainder of the arrangement fee allocated to the license element.  VSOE of fair value of maintenance and support services is based on the substantive renewal rate stated in the agreement, in accordance with paragraph 57 of SOP 97-2.  Please see our response to Comment 3 regarding how Lawson determines that maintenance rates charged to its customers are substantive.  Essential consulting services are recognized along with the software license as one accounting unit.  However, as described more fully below, we price these services consistently and therefore believe the VSOE we have for services, when sold separately, is a reasonable and consistent means or proxy to allocate revenue in our statement of operations.  In accordance with paragraph 10 of SOP 97-2, VSOE of fair value of consulting services is based on the price charged when consulting services are sold separately, calculated as the product of the hourly labor rate charged in separate sales multiplied by the estimated total number of hours.

For firm fixed price contracts, we assemble an estimate of the hours or days to deliver the agreed upon consulting services and multiply these hours or days by the corresponding VSOE rates, which we analyze on an annual basis. For the purpose of clarity, we do not use contractually stated amounts as a basis for allocating revenue to consulting services in the statement of operations unless the contractual amount is substantially equal to VSOE of fair value of consulting services as we have defined above. The remaining amount of the arrangement fee is allocated to the license element and is recorded as such in the statement of operations.

The software business is complex with a variety of revenue streams and gross margins. Considering this, we believe we should allocate license and service revenue so these revenue streams are properly understood.  We believe that the bundling of revenues from multiple element arrangements which include license and consulting elements as discussed in the paragraphs above, into a single line item in the statement of operations, instead of providing more transparency, would provide less transparency.  Readers and analysts would need to analyze a fourth revenue and cost of goods sold line item with little context or understanding as to what was in it. Such a treatment would not comply with Regulation S-X, Rule 5-03 (1) which states that product and services should be presented separately on the income statement.   For all the reasons we have discussed in this response, we believe that our method of allocating revenues in the statement of operations is rational, consistently applied and systematic.

We will include the following disclosure in our Significant Accounting Policies in our Form 10-Q for the fiscal quarter ended February 29, 2008:

Revenue Recognition Allocation Policy.

From time to time, the Company enters into software arrangements that include software license, maintenance, and consulting services which are considered essential to the functionality of the software.  In these instances, the Company recognizes revenue for the three revenue streams (software license fees, maintenance and consulting services) under two units of accounting, which are the (i) software license bundled together with consulting services and (ii) maintenance.  For purposes of displaying revenues, the Company presents applicable license fees, maintenance and consulting revenues in the Consolidated Condensed Statement of Operations using VSOE (or if unavailable, other objective evidence) of fair value for the undelivered elements and assigning the remainder of the arrangement fee to the license.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.              We note on page 7 that your Lawson Human Capital Management On-Demand is a new software as a service offering. Please clarify the terms of your arrangements that include this software including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware.

Response:

Lawson Human Capital Management On-Demand is a software as a service (“SaaS”) offering which we announced in late fiscal 2007.  We have recorded no revenues for this offering in fiscal 2007 or in the first three quarters of fiscal 2008. Under the terms of the offering, customers are charged a single price per employee which includes the right to access the software and the provision of maintenance, hosting and support services.  It is expected to be a multi-year offering, with typical terms of 36 months. Although we have recorded no revenues for this offering to date, we have considered the guidance under EITF 00-3. Under this offering, our customers will not have the right to take possession of the software during the hosting period without significant penalty. Therefore, we have concluded that these types of arrangements will fall outside the scope of SOP 97-2 and corresponding revenues will be recognized as subscriptions services ratably over the term of the arrangements in accordance with the provisions of SAB 104.  To the extent such revenues become material, we will provide additional disclosure in our 10-K for the year ended May 31, 2008 to clarify our accounting policy for the SaaS offering.

3.              We note from your disclosures on page F-11 that VSOE of fair value for maintenance and support services is based on the renewal rate for continued maintenance and support agreements. In an August 13, 2001 correspondence you indicated that the VSOE was based on substantive annual renewal rates in accordance with paragraph 57 of SOP 97-2. Please confirm that the Company continues to include stated renewal rates in all your license arrangements. Also, tell us how you determine that such rates are “substantive” and tell us what percentage of your customers actually renews at the stated rates. In addition, we note from the disclosures on page 12 of your November 30, 2007 Form 10-Q that during the latter part of fiscal 2007, the Company adopted a new process for renewing maintenance contracts such that a large percentage of your customers renew on June 1 of each year rather than on various dates over the course of the year. Tell us what impact, if any, this change had on your timing of revenue recognition and/or your ability to establish VSOE of fair value for arrangements that include maintenance and support services. For instance, tell the initial term for the maintenance and support services included in a contract entered into in December, for example, and tell us how you determine VSOE for such arrangement.

Response:

We confirm that we use stated renewal rates in our arrangements, which we consider to be substantive with respect to both the rate charged to the customer and the term of the maintenance and support services.

The renewal term is considered substantive because it is one year, which is comparable to renewal periods which customers can obtain in the marketplace.  Our renewal rates are substantive in two ways.  First, the renewal rates have substance with the customer and drive the renewal value as described below.  And secondly, our renewal rates produce substantial gross profits and are therefore substantive.  For the fiscal years ended 2005, 2006 and 2007, Lawson experienced gross margins on maintenance and support of 81.6%, 83.9%, and 79.7%, respectfully. We also have a high customer retention rate for maintenance and support renewals which in fiscal 2007 was greater than 95%, indicating that what the customer receives is substantive.  Based on the consideration of our maintenance and support cost structure, resulting gross margins, the competitive environment in which we operate and our customer retention rate for maintenance and support renewals, we believe the renewal rates that we include in our contracts to be substantive.

At the end of fiscal 2007, we performed an analysis of our maintenance renewals for the fiscal year in order to determine the percentage of our customers that renew at the substantive renewal rate stated in our agreements.  We performed this analysis for both our domestic business and international business.  Utilizing the entire population of first year maintenance renewals, which we define as the first twelve month period after the initial support and maintenance period, we compared the actual renewal rate charged to the renewal rate stated in each respective agreement to substantiate that a significant percentage of renewals were in an appropriate range above or below the stated renewal rate. We believe that a range of +/- 15% represents a reasonable amount of acceptable deviation from the stated renewal rate for use in analyzing the results.  Based on this analysis, we concluded that for the customers who chose to renew maintenance during fiscal 2007, more than 85% of those customers renewed at the stated renewal rate +/- 15%.

The Company’s decision to adopt a new process for renewing maintenance contracts for a large percentage of our customers on June 1 of each year rather than on various dates over the course of the year has had no effect on the timing of revenue recognition or on the dollar amount owed by the customer for a year of maintenance.  This decision was made to simplify the billing process for Lawson and its customers and make the renewal process easier for all.  Historically, Lawson had renewals to bill each month.  Further, a customer, depending on when they purchased add-on software licenses, could have several maintenance periods to manage.  A consolidated invoice for all maintenance renewals provided both our customers and us a convenience and simplified process.

The process change for maintenance renewals simply changed the timing in which invoices are sent to the customers.  The total amount of maintenance that is ultimately collected from the customer doesn’t change between the old and new methods.  It simply affects the number of months of maintenance included in the initial arrangement.  We continue to defer revenues from customer maintenance and support agreements and recognize them ratably over the term of the agreements.  To address your example of a contract entered into in December, the initial term and amount charged to the customer would be prorated to the nearest May 31, or approximately six months, assuming the contract was executed on December 1.  The first renewal period subsequent to the December initial purchase would cover the period from June 1 until May 31 of the following year.  The dollar amount of the initial maintenance invoice would be on a prorated basis and six months of revenue would be allocated to maintenance. Finally, the renewal rate didn’t change.  Since our policy change merely impacted the timing of maintenance invoices and not the amount of maintenance dollars to be collected from the customer, we do not feel that our ability to establish VSOE of fair value for arrangements that include maintenance and support services has been affected by this decision.  We continue to substantiate VSOE of fair value for maintenance and support services by including substantive renewal rates in our contracts.

Note 3. Restructuring, page F-21

4.              We note that in February 2007, the Company’s management completed a “roadmap for optimizing the Company’s productivity” which includes the reduction of approximately 350 employees over the course of fiscal 2008. We further note that in conjunction with this “roadmap” the Company recorded a charge of $11.9 million in accordance with SFAS 112. Please explain further what postemployment benefits the employees will receive and tell us how you determined that SFAS 112 is the appropriate guidance to account for such benefits. In this regard, tell us whether your roadmap plan includes one-time termination benefits and if so, tell how you considered the guidance in SFAS 146 in accounting for such benefits.

Response:

The employees affected by this restructuring are entitled to receive various postemployment benefits depending on their country of employment.   The $11.9 million charge included amounts for notice, severance, outplacement services, medical costs, and social costs, which are all benefits covered in our SFAS 112 plan. The vast majority related to salaries (notice and severance).  In certain instances, our practice is to provide benefits in excess of specific statutory requirements.

SFAS 112

In the U.S., we maintain an internal severance policy that has consistently been used by management over the past several years which allows each employee to receive a set amount of severance, outplacement, medical and social costs based on their position and years of experience with the company.  Outside the U.S., we performed a thorough examination, country by country, to determine if government statutory plans exist.  To the extent statutory plans were determined to exist, we accrued notice, severance, outplacement, medical and social cost benefits for affected employees consistent with these statutory requirements. In addition to accruing the statutory amounts, we determined if we had established an ongoing benefit arrangement due to amounts paid in excess of the governmental requirements based on our payment history for past restructuring events and our expectation of continued future practices in each country.  To the extent there was a consistent payment history, we accrued the additional notice and severance expenses under a de facto SFAS 112 plan for the affected employees in the applicable countries.

Based on the above analysis, the $11.9 million was accrued for benefits related to our ongoing arrangements and statutory requirements.  The majority of the SFAS 112 expense recorded related to statutory requirements of applicable jurisdictions.

SFAS 146

Benefits paid in excess of contractual, statutory amounts or de facto 112 plans were not accrued at the time the plan was approved (February 28, 2007).  Rather, these payments fall under the scope of SFAS 146 as they are considered enhancements that qualify as one-time termination benefits.  In accordance with SFAS 146, these enhancements have been and continue to be accrued only when the Company is actually committed to making the payment and the applicable employees have been notified that they will be receiving these extra benefits.  In anticipation of these charges, we disclosed that “… additional charges related to this roadmap which are not in the scope of SFAS 112 may be recorded in future periods…” in our February 28, 2007 Form 10-Q and May 31, 2007 Form 10-K.

Note 4. Business Combinations, page F-23

5.              We note your reference to a third-party valuation firm in determining the fair value of the customer claims and disputes related to the acquisition of Intentia. If you choose to rely on an independent third party, you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your Form S-3 filed August 16, 2007 and your Forms S-8 filed April 28, 2006. Please tell us how you considered the guidance in Rule 436(b) of Regulation C and how you intend to comply with such guidance.

Response:

To validate our assessment of pre-acquisition reserve requirements, we engaged the same appraisal firm that we used to value the identified intangible assets acquired in the acquisition of Intentia.  Use of this firm was disclosed in our Form 10-K for the fiscal year ended May 31, 2006, in the footnote related to the Intentia acquisition.  We identified the firm and we included their consent.  In the process of preparing our Form 10-K for the fiscal year ended May 31, 2007, we reviewed this disclosure with the appraisal firm and concluded that we would not include their name and sought not to expertize their efforts related to our pre-acquisition claims reserve.

We recognize the Staff’s concerns and we will remove references, direct and indirect, to the use of the third-party valuation firm in future filings to avoid any inference of our reliance on a third-party.

Note 5. Stock-based Compensation

Employee Stock Purchase Plan, page F-33

6.              We note that prior to April 2006, the employee stock purchase plan (ESPP) expense was calculated using the Black-Scholes method (similar to stock option grants) and as of April 1, 2006, the ESPP plan was amended and the expense is now calculated as the 15% difference between the price paid by employees and the fair market value of the common stock at the end of each quarter of the offering period. We further note, however, that prior to April 2006 the Company accounted for stock-based employee compensation pursuant to APB 25 and according to Note 13 of your 2006 Form 10-K, the previous ESPP plan was intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the IRS Code of 1986. Accordingly, it would appear that pursuant to paragraph 7 of APB 25, the previous plan would be considered noncompensatory. Therefore, please clarify your current disclosures. In this regard, please confirm that prior to adopting SFAS 123R you calculated the ESPP expense using the Black-Scholes method and currently (under SFAS 123R) you calculate such expense using the intrinsic value method. Also, tell us the amount of such expense recorded for each period presented (under both APB 25 and SFAS 123R).

Response:

Prior to the adoption of SFAS 123R on June 1, 2006, we accounted for the ESPP under APB 25 and related Interpretations.  As the ESPP was noncompensatory, no share-based compensation expense related to the ESPP was recorded in the Company’s consolidated statements of operations in fiscal years 2006 or 2005.

With the issuance of SFAS 123, the Company elected the disclosure only option relating to share-based compensation.  Our SFAS 123 footnote disclosures for fiscal years 2006 and 2005 do include estimates of the fair value of ESPP share-based compensation   calculated using the Black-Scholes model.

The Company adopted the provision of SFAS 123R on June 1, 2006.  As of that date, the fair value of our ESPP is recorded as stock-based compensation in our consolidated statements of operations using the intrinsic value method.    The stock based compensation recorded in fiscal 2007 included $0.5 million related to the ESPP.

We will ensure that future disclosures regarding the ESPP and related expense clearly describe our accounting policies and use of the Black-Scholes model.

Form 10-0 for the Quarter Ended November 30, 2007

Note 1. Nature of Business and Basis of Presentation

Marketable Securities and Long-Term Investments, page 8

7.              We note that during the second quarter of fiscal 2008 the Company recorded an impairment charge to your auction rate securities portfolio of $4.2 million and you reclassified the remaining carrying value of $58.7 million from short-term investments to long-term investments as the auctions have been unsuccessful and these securities are not currently liquid. ‘We further note that the write-down was based, in part, on market information provided by the broker-dealer managing the Company’s investments. Please describe the methodology used in fair valuing your auction rate securities portfolio. If various assumptions were used in determining such values, then please tell us how you considered including a discussion of such assumptions and the impact that changes in the assumptions/estimates could have on your financial statements and the effect of changes in such estimates in your critical accounting policy disclosure.

Response:

In determining the reasonableness of the fair value of our ARS portfolio as of November 30, 2007, we used two different data points.  First, we used a discounted cash flow-type approach considering the expected market interest rates (including credit swaps for the issuers, etc.) for the underlying securities and the terms in the security offering documents.  The results confirmed the reasonableness of the second data point used, which was the value calculated and provided to us by our broker-dealer.  Based on extensive discussions with our broker-dealer we learned that the primary assumptions used in the broker-dealers model included interest rate spreads for the issuers and a life consistent with a reasonable time through which the securities could be liquidated by the issuer. These terms varied for each security given the terms in the underlying documents, the current market conditions affecting the issue and the credit rating.  The broker-dealer’s model calculated a value of the individual securities based on the present value of contracted cash flows.  The broker-dealer confirmed that the values provided to us were consistent with the values they used to account for their internal holdings of these securities.

At the time of filing our November 30, 2007 10-Q, many of the uncertainties surrounding the credit markets and the impact of such on our ARS portfolio were only initially being identified.  We acknowledge that our November 30, 2007 Form 10-Q did not include a specific discussion of the significant assumptions and estimates forming the basis for our valuation of the ARS portfolio and the impact that changes in those assumptions and estimates could have on our financial statements.  However, our disclosure in that 10Q (excerpt as follows), with respect to market variables and their impact on the valuation of our ARS portfolio, reflected our best estimate of the impact of market variables on the current and future valuation of our ARS portfolio at that time.

“The fair value of our auction rate securities could change significantly based on market conditions and the current uncertainties in the credit markets. The Company will continue to monitor its auction rate securities and may be required to record additional impairment charges if there are future declines in fair value”.

We will include enhanced disclosures surrounding the significant assumptions/estimates used in determining the valuation of our ARS portfolio in future filings which will start with our third quarter Form 10-Q due to be filed in early April, 2008.  These enhanced disclosures in our significant accounting policies and estimates will include a discussion of the more significant assumptions and estimates used in the valuation models, such as time held, credit ratings and interest rates. In addition, the type of impact changes to these key assumptions might have on the valuation of the ARS portfolio and the financial statements will also be disclosed.

Forms 8-K filed July 27, 2007, October 4, 2007 and January 7, 2008

8.              We note your use of non-GAAP measures under Item 9.01 of the Forms 8-K noted above, which exclude a number of recurring items. We remind you that Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the Non-GAAP FAQ) states that while there is no prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. We believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related Non-GAAP FAQ to demonstrate the usefulness of your non-GAAP financial measures. Your current disclosure regarding the reasons for presenting this non-GAAP measure appears overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Given the nature of the recurring items you are removing, it is unclear how your non-GAAP measures comply with the Non-GAAP FAQ and Item 10(e) of Regulation S-K. In this regard, your discussion should specifically explain why each item is being eliminated and provide a more thorough explanation of what each item represents. For example, it is unclear how the elimination of non-cash charges such as the amortization of acquired intangible assets provides a useful measure of performance when your operations benefit from these acquired intangible assets. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering your employees equity instruments appears to be a key incentive offered in the achievement of your goals as an organization. Please ensure that your response addresses our above concerns, and if you propose to change your disclosures, please provided us with your proposed disclosure.

Response:

Lawson management utilizes a formal non-GAAP policy as a guide to objectively determine the types of items that we present as non-GAAP adjustments.  The policy lists the types of supplemental non-GAAP measures that our investors and analysts request and that we generally disclose.  Our policy also provides a process for evaluating the disclosure of other non-GAAP adjustments that calls for a consensus by our executive management team and review and discussion of that decision with the Audit Committee of our Board of Directors. This policy governs our supplemental disclosures for enhanced clarity to our investors as well as governs internal financial measures used for incentive compensation purposes, evaluating our financial results, developing budgets and managing our expenditures.

By providing supplemental non-GAAP information to financial statement users, Lawson management is aiming to provide relevant and consistent supplementary information to the investing public that we believe is necessary to understand the financial performance of our Company.  Being cognizant of potential confusion related to non-GAAP measures, Lawson does not provide a financial statement in non-GAAP format.  Rather, supplemental schedules are provided which provides readers with additional insight into various components of our results of operations.  We provide four tables of non-GAAP results with appropriate footnotes to outline the reconciling items in dollar amounts, the EPS related impact, a recap by type of adjustment as well as where the charges are contained in our statement of operations.  This provides a more complete understanding to investors and analysts.  It also enables them to exclude any such item they may see differently and easily modify their models and understanding of our results. We believe the presentation of non-GAAP measures, in addition to GAAP results, provide useful information to our investors in analyzing and understanding our results of operations and future financial performance, facilitate comparisons with our historical operating results and comparison with our competitors, and provides insight into our ability to generate operating cash flows.

In addition, analysts in particular have requested better visibility into the impact, nature and/or timing of certain accounting events and transactions, such as intangible amortization, purchase accounting effects on acquired revenue, rare impairments, and stock-based compensation in order to better understand our operating results for a given period.  Many software companies, including Lawson, have provided very similar information on a supplementary basis in quarterly financial press releases.  This practice provides the analysts with supplemental financial measures that are consistent with their financial models and facilitates their comparisons of software companies.

Beginning with the reporting of our results for the quarter ended February 29, 2008, and in future filings where non-GAAP measures are presented, we will  enhance our disclosures to  include a discussion related to each applicable item to more thoroughly address the requirements of Item 10(e)(1)(i)(C) and Question 8 of the related Non-GAAP FAQ.  We believe that the following enhanced disclosure meets our “burden of demonstrating the usefulness of any measures that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance”.

“In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Lawson Software reports non-GAAP financial results. We believe that these non-GAAP measures provide investors an enhanced understanding of our core ongoing operations, facilitate investors’ analysis and comparisons of our current and past results of operations and provide insight into the prospects of our future performance. Presentation of the non-GAAP measures allows investors to review our core ongoing business from the same perspective as management.  We also believe that the non-GAAP measures are useful to investors because they provide supplemental information that research analysts frequently use to analyze software companies including those that have recently made significant acquisitions. We use these non-GAAP measures to evaluate our financial results, develop budgets, as a basis for certain incentive compensation and to manage expenditures. The method we use to produce non-GAAP results is not computed according to GAAP, may differ from the methods used by other companies, and should not be regarded as a replacement for corresponding GAAP measures. Non-GAAP measures do have limitations in that they do not reflect certain items that may have a material impact upon our reported financial results.  As such, these non-GAAP measures should be viewed in conjunction with both our financial statements prepared in accordance with GAAP and the reconciliation of the supplemental non-GAAP financial measures to the comparable GAAP results provided for each period presented, which is attached to this release.

Our primary non-GAAP reconciling items are as follows:

Purchase accounting impact on revenue - Lawson’s non-GAAP financial results include pro forma adjustments for deferred maintenance and consulting revenues that we would have recognized under GAAP but for the purchase accounting for them in the Intentia acquisition.  The deferred revenue for maintenance and consulting on Intentia’s balance sheet, at the time of the acquisition, was eliminated from GAAP results as part of the purchase accounting for the acquisition.  As a result, our GAAP results do not, in management’s view, reflect all of our maintenance and consulting activity.   We believe the inclusion of the pro forma revenue adjustment provides investors a helpful alternative view of Lawson’s maintenance and consulting operations.

Integration related — We have incurred various integration related expenses as part of our acquisitions.  These costs of integrating the operations of acquired businesses and Lawson are incremental to our historical costs and were charged to GAAP results of operations in the periods incurred.  We do not consider these costs as related to our core ongoing business and do not include such costs in our evaluation of our operating performance. While these costs are not recurring with respect to our past acquisitions, we may incur similar costs in the future if we pursue other acquisitions.  We believe that the exclusion of the non-recurring acquisition related integration costs provide investors an appropriate alternative view of our results of operations from our core ongoing business and facilitates comparisons of our results period-over-period.

Amortization of purchased maintenance contracts — We have excluded amortization of purchased maintenance contracts from our non-GAAP results. The purchase price related to these contracts is being amortized based upon the proportion of future cash flows estimated to be generated each period over the estimated useful lives of the contracts.  We believe that the exclusion of the amortization expense related to the purchased maintenance contracts provides investors an enhanced understanding of our results of operations for our core ongoing business.

Stock-based compensation - Expense related to stock-based compensation has been excluded from our non-GAAP results of operations.  These charges consist of the estimated fair value of share-based awards including stock option, restricted stock, restricted stock units and share purchases under our employee stock purchase plan.  While the charges for stock-based compensation are of a recurring nature, as we grant stock-based awards to attract and retain quality employees and as an incentive to help achieve financial and other corporate goals, we exclude  them from our results of operation in  evaluating  our core ongoing operating performance.  These charges are typically non-cash and are often the result of complex calculations using an option pricing model that estimates stock-based awards’ fair value based on factors such as volatility and risk-free interest rates that are beyond our control.  The expense related to stock-based awards is generally not controllable in the short-term and can vary significantly based on the timing, size and nature of awards granted.  As such, we do not include such charges in our operating plans.  We believe that the exclusion of stock-based compensation provides investors useful information facilitating the comparison of current period results of operations and prior periods when such charges were not required to be recorded in our financial statements.  In addition, we believe the exclusion of these charges facilitates comparisons of our operating results with those of our competitors who may have different policies regarding the use of stock-based awards.

Restructuring - We have recorded various restructuring charges to reduce our cost structure to enhance operating effectiveness and improve profitability and to eliminate certain redundancies in connection with acquisitions. These restructuring activities impacted different functional areas of our operations in different locations and were undertaken to meet specific business objectives in light of the facts and circumstances at the time of each restructuring event.  These charges include costs related to severance and other termination benefits as well as costs to exit leased facilities.  These restructuring charges are excluded from management’s evaluation of our core ongoing business as we do not engage in restructuring activities in our ordinary course of business.  We believe that the exclusion of the non-recurring restructuring charges provide investors an enhanced view of the cost structure of our core ongoing operations and facilitate comparisons with the results of other periods that do not reflect such charges.

Amortization — We have excluded amortization of acquisition-related intangible assets including purchased technology, client lists, customer relationships, trademarks, order backlog and non-compete agreements from our non-GAAP results. The fair value of the intangible assets, which was allocated to these assets through purchase accounting, is amortized using accelerated or straight-line methods which approximate the proportion of future cash flows estimated to be generated each period over the estimated useful lives of the applicable assets.  While these non-cash amortization charges are recurring in nature and benefit our operations, this amortization expense can fluctuate significantly based on the nature, timing and size of our past acquisitions and may be affected by any future acquisitions.  This makes comparisons of our current and historic operating performance difficult.  Therefore, we exclude such accounting expenses when analyzing the results of all our operations including those of acquired entities.  We believe that the exclusion of the amortization expense of acquisition-related intangible assets provides investors useful information facilitating comparison of our core ongoing business period-over-period and with other companies in the software industry as they each have their own acquisition histories and related adjustments.

Impairment on long-term investments — The liquidity and fair value of our investments in ARS have been negatively impacted by the uncertainty in the credit markets and exposure to the financial condition of bond insurance companies.  As a result, we recorded impairment charges to reduce the carrying value of our ARS investments.  The impairment charges related to our ARS investments have been excluded from our non-GAAP results of operations.  We believe that the exclusion of these unique and non-recurring charges provide investors an enhanced view of our core ongoing operations and facilitates comparisons with the results of other periods that do not reflect such charges.”

Please note that in connection with the above responses to the Staff’s comments on Lawson Software, Inc.’s Form 10-K filed for our fiscal year ended May 31, 2007, Form 10-Q filed for our fiscal quarter ended November 30, 2007 and Forms 8-K dated July 27, 2007, October 4, 2007 and January 7, 2008, the Company acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding these filings to the undersigned at 651-767- 7000.

Sincerely:

LAWSON SOFTWARE, INC.

/s/ ROBERT A. SCHRIESHEIM
Robert A. Schriesheim
Executive Vice President and Chief Financial Officer